

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

Mail Stop 3010

February 9, 2010

Mr. Garry Unger
President and Chief Executive Officer
1st Home Buy & Sell Ltd.
5315 East 93 Street
Tulsa, OK 74137

> **Re:** **1st Home Buy & Sell Ltd.**
> **Schedule 14C**
> **Filed December 14, 2009**
> **File No. 0-52936**

Dear Mr. Unger:

We have completed our review of your preliminary information statement on Schedule 14C and related filings and have no further comments at this time.

Sincerely,

Tom Kluck
Branch Chief

cc: Luis Carillo, Esq.
        Via facsimile (619) 330-1888